EXHIBIT 99.1

Addex Announces Plan to Implement ADS Ratio Change

 Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, October 6, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one (1) ADS to six (6) ordinary shares to a new ADS Ratio of one (1) ADS to one hundred and twenty (120) ordinary shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about October 23, 2023 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one (1) for twenty (20) reverse ADS split and is intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. On the Effective Date, holders of ADSs in the Direct Registration System (“DRS”) and in the Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every twenty (20) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. The Company reached an agreement with the depositary bank to pay, on behalf of the ADS holders, the depositary fees related to the cancellation and issuance of new ADSs in connection with the ADS Ratio Change.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

The Company’s ADSs will continue to be traded on the Nasdaq Capital Market under the ticker symbol “ADXN.” The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the change in the ADS Ratio, the Company’s ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than twenty (20) times the ADS trading price before the change.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional “orthosteric” small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM) is in a Phase 2 clinical trial for the treatment of epilepsy. The company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAM for chronic cough, mGlu7 NAM for stress related disorders, M4 PAM for schizophrenia and other forms of psychosis and mGlu2 NAM for mild neurocognitive disorders and depression. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.